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SEC FILE NUMBER
8-67753

SEC Mail Processing
FEB 29 2024
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Alpina Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 Columbine Street #260
(No. and Street)

Denver	Colorado	80206
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott Soden	205-910-1552	scottsoden@alpinacapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LaPorte, A Professional Accounting Corporation
(Name – if individual, state last, first, and middle name)

5100 Village Walk, Suite 300	Covington	LA	70433
(Address)	(City)	(State)	(Zip Code)

10/16/2003	601
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Soden, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Alpina Capital, LLC, as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DERRICK HINTON
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20234043176
MY COMMISSION EXPIRES 11/15/2027

Signature:

Title:
Managing Principal

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ALPINA CAPITAL, LLC

Audit of Financial Statements

December 31, 2023

Contents

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Report of Independent Registered Public Accounting Firm

To the Board of Members
Alpina Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Alpina Capital, LLC (the Company) as of December 31, 2023, the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Alpina Capital, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Alpina Capital, LLC in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedules I, II, III, and IV (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Alpina Capital, LLC's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

LaPorte

A Professional Accounting Corporation

We have served as the Company's auditor since 2007.

Covington, LA
February 21, 2024

ALPINA CAPITAL, LLC
Statement of Financial Condition
December 31, 2023

Assets		
Cash and Cash Equivalents	$	845,674
Accounts Receivable		1,176
Prepaid Expense		28,250
Capitalized Assets		
Furniture and Equipment, at Cost of $62,067		
Less Accumulated Depreciation of $57,007		5,060
Vehicles, at Cost of $65,400		
Less Accumulated Depreciation of $28,340		37,060
Financial Instruments at Fair Value:		
CoBank Patronage		1,300
Right of Use Asset		89,460
Other Assets		31,670
Total Assets	$	1,039,650
Liabilities and Member's Equity		
Liabilities		
Payroll Taxes Payable	$	11,230
Commission Payable		143,649
Office Lease Liability		94,469
Total Liabilities		249,348
Member's Equity		790,302
Total Liabilities and Member's Equity	$	1,039,650

The accompanying notes are an integral part of these financial statements.

ALPINA CAPITAL, LLC
Statement of Operations
For the Year Ended December 31, 2023

Revenues		
Consulting Income	$	2,047,779
Interest Income		25
Total Revenues		2,047,804
Expenses		
Employee Compensation and Benefits		1,044,294
Occupancy		182,136
Other Operating Expenses		441,198
Total Expenses		1,667,628
Net Income	$	380,176

The accompanying notes are an integral part of these financial statements.

ALPINA CAPITAL, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2023

Balance - December 31, 2022	$	314,883
Net Income		380,176
Capital Contributions		200,000
Distributions to Members		(104,757)
Balance - December 31, 2023	$	790,302

The accompanying notes are an integral part of these financial statements.

ALPINA CAPITAL, LLC
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Year Ended December 31, 2023

Subordinated Liabilities - Beginning of Year	$ -
Increases	-
Decreases	-
Subordinated Liabilities - End of Year	$ -

The accompanying notes are an integral part of these financial statements.

ALPINA CAPITAL, LLC
Statement of Cash Flows
For the Year Ended December 31, 2023

Cash Flows from Operating Activities		
Net Income	$	380,176
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation Expense		13,395
Decrease in Accounts Receivable		59,905
Increase in Prepaid Expenses		(5,341)
Decrease in Right of Use Asset		81,453
Decrease in Office Lease Liability		(83,438)
Decrease in Accrued SEP Payable		(61,000)
Increase in Commissions Payable		143,649
Increase in Payroll Taxes Payable		11,230
Decrease in Accounts Payable		(24,466)
Net Cash Provided by Operating Activities		515,563
Cash Flows from Investing Activities		
CoBank Patronage		2,812
Net Cash Provided by Investing Activities		2,812
Cash Flows from Financing Activities		
Contribution to Capital		200,000
Distributions to Member		(104,757)
Net Cash Used in Financing Activities		95,243
Net Increase in Cash and Provided by Cash Equivalents		613,618
Cash and Cash Equivalents - Beginning of Year		232,056
Cash and Cash Equivalents - End of Year	$	845,674

The accompanying notes are an integral part of these financial statements.

Note 1. Summary of Significant Accounting Policies

Business of the Company
Alpina Capital, LLC (the Company) is a registered broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, specializing in transactions as they relate to the telecommunications industry.

Furniture and Equipment
Furniture and equipment are stated at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets, ranging from three to seven years. Depreciation charged to operations amounted to $13,395 for the year ended December 31, 2023.

Income Taxes
The Company elected to be taxed as an S-corporation. Under this election, taxable income or loss of the Company is included in the tax returns of its members. There was no change to organizational structure.

Revenue Recognition
Consulting fees are recognized at the time services are earned. 100% of the Company's revenue in 2023 was derived from contracts with customers located in the United States. The following describes the revenue we have from contracts with customers:

- Investment Banking Revenues. Advisory fees from mergers and acquisitions engagements are recognized at a point in time when the related transaction is closed, and the transaction fee is determinable, or, in the case of regulated assets, consented to by the FCC or state authority, as the performance obligation is to successfully broker a specific transaction.

- Investment Banking Advisory Expenses. Expenses associated with investment banking advisory assignments are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized at a point in time. All other investment banking advisory related expenses, including expenses incurred related to restructuring assignments, are expensed as incurred.

- Contract assets consisting of accounts receivable totaled $0 at December 31, 2023 and $0 at January 1, 2023.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1. Summary of Significant Accounting Policies (Continued)

Receivables from Customers
Receivables are carried at original invoice amount, less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for credit losses by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current and supportable forecasts of economic conditions. At December 31, 2023, there was no allowance for credit losses.

Securities Owned
"Securities owned" are recorded at fair value. Fair value is defined by GAAP as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date in the principal or most advantageous market for the asset or liability.

In determining the fair value of our securities in accordance with GAAP, we use various valuation approaches, including market and/or income approaches. Fair value is a market-based measurement considered from the perspective of a market participant. As such, our fair value measurements reflect assumptions that we believe market participants would use in pricing the asset or liability at the measurement date. GAAP provides for the following three levels to be used to classify our fair value measurements:

- Level 1 – Securities included in Level 1 are highly liquid securities valued using unadjusted quoted prices in active markets for identical assets and liabilities. These include equity and corporate debt securities traded in active markets and certain U.S. Treasury securities and other governmental obligations.

- Level 2 – Securities reported in Level 2 include those that have pricing inputs that are other than quoted prices in active markets, but which are either directly or indirectly observable as of the reporting date (i.e., prices for similar securities). Securities that are generally included in this category are equity securities and corporate debt obligations that are not actively traded.

- Level 3 – Securities reported in Level 3 have little, if any, market activity and are measured using one or more inputs that are significant to the fair value measurement and unobservable. These valuations require significant judgment or estimation. Securities in this category generally include equity securities with unobservable inputs.

GAAP requires that we maximize the use of observable inputs and minimize the use of unobservable inputs when performing our fair value measurements. The availability of observable inputs can vary from security to security and, in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a security's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement of a security requires judgment and consideration of factors specific to the security.

Valuation techniques and inputs: We only hold a Level 3 security.

Note 1. Summary of Significant Accounting Policies (Continued)

Level 3:
Positions in illiquid securities that do not have readily determinable fair values require significant judgment or estimation. For these securities we use pricing models, discounted cash flow methodologies or similar techniques. Assumptions utilized by these techniques include estimates of future delinquencies, loss severities, defaults and prepayments or redemptions. Securities valued using these techniques are classified within Level 3 of the fair value hierarchy.

Leases
The Company accounts for its leases in accordance with ASC 842 – Leases, which requires lessees to recognize a right-of-use ("ROU") asset and lease liability on the statement of financial condition for all leases with terms longer than 12 months. ROU assets and lease liabilities are initially recognized based on the present value of future minimum lease payments over the lease term.

Note 2. New Accounting Pronouncements

Financial Instruments – Credit Losses
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"). The new guidance, effective January 1, 2023, requires an entity to measure all expected credit losses for financial assets measured at amortized cost based on historical experience, current conditions, and reasonable and supportable forecasts as opposed to delaying recognition until the loss was probable of occurring. The Company's assets within the scope of ASU 2016-13 could include contract receivables on the Company's statement of financial condition. This new standard was adopted January 1, 2023, and there was no impact on the company's financial statements.

Note 3. Concentration of Credit Risk

The Company periodically maintains cash in bank accounts in excess of federally insured limits. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice.

Note 4. Commitments

The Company follows Accounting Standards Codification ("ASC") 842, "Leases" which requires lessees to record right-of-use assets and related lease obligations on the balance sheet, as well as disclose key information regarding leasing arrangements.

Note 4. Commitments (Continued)

For purposes of calculating operating lease obligations under the standard, the Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such option. The Company's leases do not contain material residual value guarantees or material restrictive covenants.

Operating lease expense is recognized on a straight-line basis over the lease terms.

The discount rate used to measure a lease obligation should be the rate implicit in the lease; however, the Company's operating leases generally do not provide an implicit rate. Accordingly, the Company uses its incremental borrowing rate at lease commencement to determine the present value of lease payments. The incremental borrowing rate is an entity-specific rate which represents the rate of interest a lessee would pay to borrow on a collateralized basis over a similar term with similar payments.

The Company has an operating lease for office space. Maturities of lease obligations as of December 31, 2023, are shown below:

2024	$	87,656
2025		7,516
Total	$	95,172
Total undiscounted cash flows		95,172
Less: Imputed interest		(703)
Lease obligations under operating leases	$	94,469

Cash flow information related to operating leases is shown below:

For the year ended December 31, 2023:		
Operating cash flows:		
Cash paid related to operating lease obligations	**$**	**83,438**

For the year ended December 31, 2023, the Company recorded lease expense of $83,438.

Note 4. Commitments (Continued)

The weighted average lease term and discount rate for operating leases as of December 31, 2023, are shown below:

Weighted average remaining lease term (in years)	1
Weighted average discount rate	1.3%

Note 5. Major Customers

For the year ended December 31, 2023, approximately 79%, or $1,606,487 of the Company's consulting income came from three customers. Total accounts receivable balances due from these customers as of December 31, 2023, was $0.

Note 6. Related Party Transactions

There were no related party transactions in 2023.

Note 7. Income Taxes

The Company accounts for income taxes in accordance with the provisions of the *Income Taxes* Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740. ASC 740 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on various related matters such as derecognition, interest, penalties, and disclosures required. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions as of December 31, 2023.

Note 8. Simplified Employee Pension Plan

The Company offers a simplified employee pension plan for eligible employees. A SEP plan provides employers with a simplified method to make contributions toward their employees' retirement. Company contribution expense totaled $122,500 for the year ended December 31, 2023.

Note 9. Fair Value

Our "Financial instruments owned" on our Statement of Financial Condition are recorded at fair value under GAAP. See note 1 for further information about such instruments and our significant accounting policies. The table below presents assets measured at fair value on a recurring basis.

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Fair Value
Assets				
Other Investments - Financial Industry:	$ -	$ -	$ 1,300	$ 1,300
Total Assets at Fair Value	$ -	$ -	$ 1,300	$ 1,300

We have no liabilities measured at fair value.

There were no transfers between levels during year ended December 31, 2023.

The table below presents the changes in fair value for Level 3 assets measured at fair value on a recurring basis. The realized and unrealized gains and losses in the table below may include changes in fair value that were attributable to both observable and unobservable inputs. Our policy is to treat transfers between levels of the fair value hierarchy as having occurred at the end of the reporting period.

	Other Investments - Financial Industry
Fair Value January 1, 2023	$ 4,112
Total gains/losses for the year ended December 31, 2023 included in earnings	-
Purchases	-
Sales	-
Distributions	(2,812)
Transfers:	-
Into Level 3	-
Out of Level 3	
Fair Value December 31, 2023	$ 1,300

Note 9. Fair Value (Continued)

The table below presents information on the valuation techniques, significant unobservable inputs, and their ranges for our financial assets, subject to threshold levels related to the market value of the positions held, measured at fair value on a recurring basis with a significant Level 3 balance.

Financial Instruments Owned	Fair Value	Valuation Technique	Significant unobservable input(s)	Input / Range
Other Investments				
Non Exchange Traded Securities	$ 1,300	Discounted Cash Flow	Illiquidity Adjustment	35%

Note 10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $685,786 which was $675,127 in excess of its required net capital of $10,659. The Company's aggregate indebtedness to net capital ratio was .23 to 1 at December 31, 2023.

Note 11. Evaluation of Subsequent Events

In accordance with the *Subsequent Events* Topic of the FASB ASC, the Company evaluated subsequent events through February 21, 2024, the date these financial statements were available to be issued.

ALPINA CAPITAL, LLC
Supplementary Information

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2023

Net Capital		
Total Member's Equity	$	790,302
Deductions and/or Charges		
Property and Equipment		(5,060)
Vehicles		(37,060)
Accounts Receivable		(1,176)
Prepaid Expense		(28,250)
Cobank Patronage		(1,300)
Other Assets		(31,670)
Net Capital Before Haircuts on Securities Positions		685,786
Haircuts on Securities		-
Net Capital	$	685,786
Aggregate Indebtedness	$	159,889
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required	$	10,659
Excess of Net Capital	$	675,126
Net Capital, Less 10% of Aggregate Indebtedness	$	669,796
Ratio: Aggregate Indebtedness to Net Capital		.23 to 1
Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of December 31)		
Net Capital, as Reported in Company's Part II FOCUS Report (Rounding $1)	$	685,786
Net Capital per Above	$	685,786

ALPINA CAPITAL, LLC
Supplementary Information

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Alpina Capital, LLC does not claim an exemption from the reserve requirements and the related computations for the determination thereof under paragraph (k) of Rule 17 C.F.R. § 240. 15c3-3 under the Securities Exchange Act of 1934. Alpina Capital, LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers.

During the year ended December 31, 2023, Alpina Capital, LLC has maintained its compliance with the conditions for exemption specified in Footnote 74 of the SEC Release No. 34-70073 amendments to 17 C.F.R. § 240.17a-5.

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Alpina Capital, LLC does not claim an exemption from the reserve requirements and the related computations for the determination thereof under paragraph (k) of Rule 17 C.F.R. § 240. 15c3-3 under the Securities Exchange Act of 1934. Alpina Capital, LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers.

During the year ended December 31, 2023, Alpina Capital, LLC has maintained its compliance with the conditions for exemption specified in Footnote 74 of the SEC Release No. 34-70073 amendments to 17 C.F.R. § 240.17a-5.

Schedule IV
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

Alpina Capital, LLC does not claim an exemption from the reserve requirements and the related computations for the determination thereof under paragraph (k) of Rule 17 C.F.R. § 240. 15c3-3 under the Securities Exchange Act of 1934. Alpina Capital, LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers.

During the year ended December 31, 2023, Alpina Capital, LLC has maintained its compliance with the conditions for exemption specified in Footnote 74 of the SEC Release No. 34-70073 amendments to 17 C.F.R. § 240.17a-5.

ALPINA CAPITAL

Alpina Capital, LLC Exemption Report
For the Year Ended December 31, 2023

DENVER OFFICE
200 Columbine Street
Suite 260
Denver, CO 80206
303.242.5755 *main*
303.484.5180 *fax*

www.alpinacapital.com

Alpina Capital, LLC, CRD#: 145794 - SEC#: 8-67753, (the "Firm") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

1. The Firm does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. The Firm is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Firm limits its business activities exclusively to mergers and acquisitions, strategic advisement, financial restructuring, and capital formation. While engaging in these limited business activities, the Firm neither directly nor indirectly received, held, or otherwise owed funds or securities for or to customers, and did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the 2023 fiscal year without exception.

I, Scott Soden, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

February 5, 2024

Scott Soden
Managing Principal

Date

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Review Report of Independent Registered Public Accounting Firm

To the Board of Members
Alpina Capital, LLC

We have reviewed management's statements, included in the accompanying Alpina Capital, LLC Exemption Report, in which Alpina Capital, LLC (the Company) stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;

2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) merger and acquisitions and (2) strategic advisement, financial restructuring, and capital formation; and

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3), throughout the most recent fiscal year without exception.

Alpina Capital, LLC's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that Alpina Capital, LLC limited its business activities exclusively to (1) consulting on mergers and acquisitions, strategic advisement, financial restructuring, and capital formation consulting and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

LaPorte

A Professional Accounting Corporation

Covington, LA
February 21, 2024